UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


             FORM 4 - STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


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____ Check if no longer subject to Section 16. Form 4 or Form 5 obligations  may continue. See Instruction 1(b).



1. Name and Address of Reporting Person:

Ponticas, George E.
23 Hudson Street
Annapolis, MD  21401

2. Issuer Name and Ticker or Trading Symbol:

Sonex Research, Inc. (SONX)

3. I.R.S.  Identification Number of Reporting Person, if an entity (voluntary):

4. Statement date:  November 20, 2002

5. If Amendment, date of original:

6. Relationship of Reporting Person(s) to Issuer (Check all applicable):

___ Director
___ 10% Owner
_X_ Officer(give title below)
___ Other(specify)

     Chief Financial Officer

7.Individual or joint/group filing (check applicable line):

      _X_ Form filed by one Reporting Person
      ___ Form filed by more than one Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, & Beneficially Owned

1. Title of Security
2. Transaction Date
3. Transaction Code
4. Securities Acquired (A) or Disposed of (D)
5. Total Amount of Securities Beneficially Owned
6. Ownership Form: Direct (D) or Indirect (I)
7. Nature of Indirect Beneficial Ownership


  1.         2.    3.       4.      4.     4.         5.         6.      7.
Title      Date   Code    Amount   A/D   Price   Total Owned   Form    Nature
-----------------------------------------------------------------------------

Common                                              791,440      D




Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts calls warrants options, convertible securities)


1. Title of Derivative Security
2. Conversion or Exercise Price of Derivative Security
3. Transaction Date
4. Transaction Code **
5. Number of Derivative Securities Acquired (A) or Disposed of (D)
6. Date Exercisable and Expiration Date
7. Title and Amount or Number of Underlying Securities
8. Price of Derivative Security
9. Number of Derivative Securities Beneficially Owned
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) 11.Nature of Indirect Beneficial Ownership


          1.                  2.     3.     4.      5.                6.
        Title               Price   Date   Code**              Date       Date
                                                A/D  Number  Exercisable Expires
--------------------------------------------------------------------------------

                        7.                  8.       9.     10.     11.
                Underlying Securities         Derivative Securities
             Title            Amount/No.  Price   # Owned  Form   Nature
          ----------------------------------------------------------------------

Option (right to buy)        $.25  11/18/02  J   A   200,000    (1)     11/17/12
          Common Stock           200,000           100,000   D

Convertible Preferred Stock  $.35                             current   none
          Common Stock             1,428             1,428   D

Warrant (right to buy)       $.25                             current    3/28/07
          Common Stock            30,000            30,000   D

Option (right to buy)        $.25                               (1)     12/19/11
          Common Stock           100,000            50,000   D

Option (right to buy)        $.25                               (2)     12/27/10
          Common Stock            30,000            15,000   D

Option (right to buy)        $.50                               (2)      12/7/09
          Common Stock            25,000            18,750   D

Option (right to buy)        $.50                             current      (3)
          Common Stock           180,000           180,000   D

Option (right to buy)        $.75                             current    8/18/06
          Common Stock            20,000            20,000   D

Warrant (right to buy)       $.50                             current      (4)
          Common Stock            50,000            50,000   D


		Total of underlying securities	   465,178


** Transaction codes used:  J - grant of option


Explanation of Responses:
1) Ten-year option exercisable 50% as of the date of grant and 50% one year after the date of grant.
2) Ten-year option exercisable 25% as of the date of grant and 25% on each subsequent anniversary of the date of grant.
3) Expire in varying numbers at various dates from August 2003 through December 2009.
4) Expire in varying numbers at various dates from December 2005 through April 2006.





 /s/ George E. Ponticas                    11/20/02
------------------------------------    -------------
**Signature of Reporting Person             Date



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).